SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D
                              (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                             TO RULE 13d-2(a)

                           (Amendment No. ____)

                       Oswego County Bancorp, Inc.
_____________________________________________________________________________
                             (Name of Issuer)


                  Common Stock, par value $0.01 per share
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                      (Title of Class of Securities)


                                688636 10 9
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                              (CUSIP Number)


                           John P. Soukenik, Esq.
                   Elias, Matz, Tiernan & Herrick L.L.P.
                                12th Floor
                           734 15th Street, N.W.
                          Washington, D.C.  20005
                               (202) 347-0300
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(Name, Address, Telephone Number of Person Authorized to Receive Notices and
Communications)

                               July 13, 1999
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



                              (Page 1 of 8)
CUSIP No. 688636 10 9                13D


1     NAMES OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Oswego County MHC
      16-1570809
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                   (b) [ ]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)     [ ]

      N/A
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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      NUMBER OF SHARES BENEFICIALLY      7     SOLE VOTING POWER
        OWNED BY EACH REPORTING
            PERSON WITH                        471,750
                                         ------------------------------------
                                         8     SHARED VOTING POWER

                                               0
                                         ------------------------------------
                                         9     SOLE DISPOSITIVE POWER

                                               471,750
                                         ------------------------------------
                                         10    SHARED DISPOSITIVE POWER

                                               0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      471,750
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [ ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      53.2%
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14    TYPE OF REPORTING PERSON

      HC
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                               (Page 2 of 8)
Item 1.  Security and Issuer
----------------------------

     This Schedule 13D relates to shares of the common stock, par value $0.01 per share (the "Common Stock"), of Oswego County Bancorp, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 44 East Bridge Street, Oswego, New York 13126.

Item 2.  Identity and Background
--------------------------------

     (a)-(b)-(c) This Schedule 13D is filed on behalf of Oswego County MHC, a New York- chartered mutual holding company (the "MHC"). The MHC's principal business is to hold the majority of the Company's shares of Common Stock. The business address of the MHC is 44 East Bridge Street, Oswego, New York 13126.

     Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and trustee of the MHC (collectively, "Insiders"):


    Name                        Occupation
    ----                        ----------

    Gregory J. Kreis            Trustee; President and Chief Executive
                                Officer of Oswego County Bancorp, Inc.,
                                Oswego County MHC and Oswego County
                                Savings Bank

    Robert H. Hillick           Senior Vice President and Treasurer of
                                Oswego County Bancorp, Inc., Oswego
                                County MHC and Oswego County Savings Bank

    Gregory H. May              Senior Vice President, Consumer Lending
                                of Oswego County Bancorp, Inc., Oswego
                                County MHC and Oswego County Savings Bank


    Judith S. Percy             Senior Vice President, Operations of
                                Oswego County Bancorp, Inc., Oswego
                                County MHC and Oswego County Savings Bank


    Mary E. Lilly               Vice President, Security and Compliance
                                of Oswego County Bancorp, Inc., Oswego
                                County MHC and Oswego County Savings Bank


    Ronald Tascarella           Vice President, Commercial Lending of
                                Oswego County Bancorp, Inc., Oswego
                                County MHC and Oswego County Savings Bank

    Michael R. Brower           Trustee; Managing Member and Chief
                                Executive Officer of the Oswego Cranberry
                                Company

    Bruce P. Frassinelli        Trustee; Retired

                               (Page 3 of 8)
    Name                        Occupation
    ----                        ----------

    Paul J. Heins               Trustee; Owner of Paul's Big M Grocery
                                Store, Oswego, New York

    Paul W. Schneible           Trustee; Owner of Paul W. Schneible, CPA,
                                Accountants and Consultants, Oswego, New
                                York

    Bernard Shapiro             Trustee; Retired

    Carl K. Walrath             Trustee; Retired



     (d) During the last five years, neither the MHC nor any of the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither the Company nor any of the Insiders has been a party to a civil proceeding of a judicial or adminis-trative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  All of the Insiders are U.S. citizens.


Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

     On April 21, 1999, the Company was formed for the purpose of becoming the stock holding company of Oswego County Savings Bank, a New York chartered mutual savings bank, Oswego, New York (the "Bank"). On July 13, 1999, the
MHC was formed for the purpose of becoming the mutual holding company parent of the Company. Pursuant to the Plan of Reorganization from Mutual Savings Bank to Mutual Holding Company and Plan of Stock Issuance (the "Plan"), as amended and restated, the Bank became a wholly owned subsidiary of the Company, which became a majority owned subsidiary of the MHC (the "Mutual Holding Company Reorganization"). On July 13, 1999, 471,750 shares of
Common Stock were issued to the MHC at no cost to the MHC. In addition, on July 13, 1999, certain Insiders purchased shares of Common Stock using their personal funds. All shares purchased by Insiders were purchased at a price of $10.00 per share.






                               (Page 4 of 8)
Item 4.  Purpose of Transaction
-------------------------------


     The primary purpose of the Mutual Holding Company Reorganization was to establish a structure that will enable the Bank to compete and expand more effectively in the financial services marketplace, and that will enable the Bank's depositors, employees, management and directors to obtain an equity ownership interest in the Bank through their ownership interests in the Company. The mutual holding company structure permitted the Company to sell capital stock, which is a source of capital not available to a mutual savings bank. The transaction also gives the Bank and the Company greater flexibility to structure and finance the expansion of operations and to diversity into other financial services. Because the Company only issued a minority of the Common Stock for sale to the public in the Mutual Holding Company Reorganization, the Bank's mutual form of ownership and its ability to remain an independent savings bank and to provide community-related financial services is expected to be preserved.

     While the MHC and Insiders intend to exercise their rights as stock-holders, neither the MHC nor the Insiders currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's certificate of incorporation or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------


     (a) As of July 13, 1999, the MHC directly and beneficially owned 471,750 shares of the Company's Common Stock, which represented 53.2% of the issued and outstanding shares of Common Stock on such date. The following table sets forth information with respect to the shares of Common Stock beneficially owned by the Insiders as of July 13, 1999, all of such shares were purchased by the Insiders in the subscription offering conducted by the Company in accordance with the Plan:



                             (Page 5 of 8)
                                 No. of Shares           % of Outstanding
      Name                    Beneficially Owned           Common Stock
      ----                    ------------------         -----------------

Gregory J. Kreis (1)                12,454                     1.40%

Robert H. Hillick (2)                2,456                      .28%

Gregory H. May (3)                     366                      .04%

Judith S. Percy (4)                    822                      .09%

Mary E. Lilly (5)                      726                      .08%

Ronald Tascarella (6)                  830                      .09%

Michael R. Brower (7)                1,150                      .13%

Bruce P. Frassinelli                 1,000                      .11%

Paul J. Heins (8)                    3,500                      .39%

Paul W. Schneible                    6,000                      .68%

Bernard Shapiro (9)                  2,500                      .28%

Carl K. Walrath (10)                 5,000                      .56%
________________________________

(1) Mr. Kreis shares voting and dispositive power for 12,454 shares which are held by the Company's 401(k) plan.

(2) Mr. Hillick shares voting and dispositive power for 60 shares with his minor child. Mr. Hillick shares voting and dispositive power for 2,396 shares which are held by the Company's 401(k) plan.

(3) Mr. May shares voting and dispositive power for 366 shares which are held by the Company's 401(k) plan.

(4) Ms. Percy shares voting and dispositive power for 822 shares which are held by the Company's 401(k) plan.

(5) Ms. Lilly shares voting and dispositive power for 726 shares which are held by the Company's 401(k) plan.

(6) Mr. Tascarella shares voting and dispositive power for 830 shares which are held by the Company's 401(k) plan.

(7) Mr. Brower shares voting and dispositive power for 1,000 shares with his spouse. Mr. Brower shares voting and dispositive power for 150 shares with his minor children.

(8)       Mr. Heins shares voting and dispositive power with his spouse.

(9)       Includes 1,500 shares held by Mr. Shapiro's spouse.

(10) Includes 2,500 shares held in Mr. Walrath's IRA account, and 2,500 shares held by Mr. Walrath's spouse in her IRA account.

                              (Page 6 of 8)
     (b) The MHC has sole voting power over 471,750 shares and sole dispositive power over 471,750 shares. The Insiders have voting and dispositive power over the shares listed in Item 5(a) above as discussed in the footnotes to Item 5(a).

     (c) Other than the issuance to the MHC of the 471,750 shares of the Company's Common Stock and the purchase by the Insiders of the shares of Common Stock listed in Item 5(a) above, neither the MHC nor any Insider has effected any transaction in the Company's Common Stock within the past 60 days. For information with respect to such issuance, see Item 3 above.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships with
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Respect to Securities of the Issuer
-----------------------------------

     As of the date of this Schedule 13D, neither the MHC nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.


Item 7.  Material to Be Filed as Exhibits
-----------------------------------------
       None.









                               (Page 7 of 8)
                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                      OSWEGO COUNTY MHC



July 23, 1999                         By:   /s/Gregory J. Kreis
                                            -------------------
                                            Gregory J. Kreis
                                            as President and Chief Executive
                                            Officer



















                              (Page 8 of 8)